

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

May 1, 2017

Edward J. Heffernan
President and Chief Executive Officer
Alliance Data Systems Corporation
7500 Dallas Parkway, Suite 700
Plano, TX 75024

> **Re:** **Alliance Data Systems Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 27, 2017**
> **File No. 001-15749**

Dear Mr. Heffernan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

2016 Highlights and Recent Developments, page 29

1.   In this section, you provide an executive-level discussion of the most significant matters with which management is concerned in evaluating your financial condition and operating results. You should also address material opportunities, challenges and risks and how management is responding to those concerns during the relevant period. In this regard, we note your discussion in your 2017 first quarter and 2016 fourth quarter earnings call transcripts regarding the factors that will contribute to your future growth, including credit normalization in your Card Services segment, a revamped AIR MILES Reward Program in your LoyaltyOne segment, and product standardization and faster time to market in your Epsilon segment. In addition, you stated that you are increasing digital investments in your Card Services segment in response to the rapid shift in retail sales from the in-store channel to the online channel. Please confirm that you will

provide conforming disclosure in future filings. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Notes to Consolidated Financial Statements

Note 13. Deferred Revenue, page F-38

2.   You indicate that as a result of the change in your estimate of breakage from 26% to 20%, you increased the deferred redemption liability by $284.5 million with a corresponding reduction of redemption revenue. Please explain how you accounted for this change in accounting estimate and considered the guidance in ASC 250-10-45-17. Tell us how your accounting differed from the accounting treatment for changes in the estimate of breakage in prior periods. In this regard, we note that changes in the estimate in prior years have had no impact on the total redemption liability, but were expected to reduce future earnings for the amount of deferred breakage that was expected to be recognized over the remaining life of the AIR MILES reward mile. In addition, tell us what consideration you gave to disclosing the effects of this change in accounting estimate on operating income, net income, and the related per-share amounts. Refer to ASC 250-10-50-4.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Bernard Nolan, Staff Attorney, at (202) 551-6515 or Gabriel Eckstein, Staff Attorney, at (202) 551-3286. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief
Office of Information Technologies
and Services